FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Letter to Senior Leaders

Dear colleagues,

Earlier today I spoke at Alcatel-Lucent’s Annual Leadership Meeting and wanted to share with you the key points of my speech. This is the first time that I have addressed their leadership team directly and was pleased to have the opportunity to convey our ambition for the combined company to them.

To set the scene, I shared with them my view of the market trends that create the stage on which we will operate in the coming years. This includes the extraordinary acceleration of technology, and the many challenges and opportunities facing operators; how these come together and what they mean for our long-term vision of enabling the human possibilities of the connected world.

As you know, vision is no good without strategy and, while it is too early to talk about the strategy of the combined company in detail, I can say now that we will be guided by three strategic aspirations – to lead, to grow and to innovate.

We want to be the leading partner for operators. We want to deliver fast growth from adjacent businesses. We want to be a powerhouse of innovation with Nokia’s FutureWorks and Alcatel-Lucent’s Bell Labs, as well as Nokia Technologies which will stay as a separate entity with a clear focus on licensing and the incubation of new technologies. With these extraordinary assets, we can shape the industry in disruptive ways and monetize the intellectual property that we create to build predictable, high-margin revenue streams.

I know both you and our colleagues within Nokia, much like the employees of Alcatel-Lucent, are curious to hear what comes next in terms of the combined company’s operating model, organizational structure and leadership. I’m sure you will agree with me that it is critical that we both get it right and do it right.

This means the right design and the right leadership, with selection based on pure merit, not nationality, predecessor company, politics or anything else. I am currently in the process of selecting the future leaders for the new Nokia and working to make final decisions on our high-level structure. These plans are subject to approval, and I hope that we are able to have both those top-level nominations and the target operating model design in place for a Board meeting at the end of September. Once approved, we will share them with you at some point in October.

One of the other areas I spoke about today was our integration planning. Here, our guiding principles are simple:

•	If there is no overlap, there is a limited need to integrate. Where there is overlap, we will integrate and integrate quickly and efficiently.

•	We are looking at what we call “transversal synergies”; areas of duplication that cut across the company.

•	We are focused on ensuring immediate readiness for our customers and creating minimum business disruption.

Letter to Senior Leaders

•	We will group our businesses so that each business can create the right conditions for success in different segments with different growth rates. It is still too early to talk in detail about our future organizational structure but our plan is to group our business into five “containers”, which are expected to hold the primary P&L of the company.

The first “container” is Nokia Technologies, which will continue on its current path of incubation and licensing of new technologies. We will protect its independence and target new areas for growth, typically outside the world of networks infrastructure.

We plan to have four further “containers” derived from the current Nokia Networks and Alcatel-Lucent businesses:

Mobile Networks, where we plan to place a premium on scale and efficiency, and ongoing cost improvement, all under-pinned by a strong focus on quality.

Advanced Analytics and Applications is planned to cover things like the cloud layer, IoT, virtualization, security and more. This needs to be managed in a way to nurture new opportunities and build multi-billion euro business opportunities for us for the future.

In Ultra-Broadband, extreme efficiency with selective investment in growth opportunities will be the order of the day and, finally, IP Networks where we need to invest in growth and scale, and incubate the technologies of the future.

I’d like to finish this note by providing you with a little further insight into our ambition for the combined company, just as I did with Alcatel-Lucent’s leaders.

Both Nokia and Alcatel-Lucent have storied pasts. However, I firmly believe that their best days are still to come in a future of opportunity, a future of possibility, a future of innovation and excitement.

This will not be an easy task but it is one that I know we can achieve. Together, we can create a company that is not content to be just the best in our industry; rather, we should aim to be the best of all companies. This is our challenge. I am incredibly excited to share it with you and our future colleagues today.

I will hold a follow-up call in the near future with those who receive this email to update on progress and take any questions you may have.

Best,

Rajeev

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will” and similar expressions. These forward-looking statements include statements relating to the expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary regulatory approvals and consummate the pending transaction.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).